

07000668


SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH. D.C.
152

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50519

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heritage Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Water Street, Suite 1250
(No. and Street)

Jacksonville	Florida	32202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Donald Wiggins (904) 354-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harbeson, Beckerleg & Fletcher
(Name – *if individual, state last, first, middle name*)

637 Park Street	Jacksonville	Florida	32204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, C. Donald Wiggins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heritage Capital Group, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


CARLA A. WHITTEN
MY COMMISSION # DD459877
EXPIRES: August 09, 2009
1-800-3-NOTARY
Fl. Notary Discount Assoc. Co.

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

February 20, 2007

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

We have audited the accompanying statement of financial condition of Heritage Capital Group, Inc. (an S corporation) as of December 31, 2006, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heritage Capital Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harbeson, Beckerleg & Fletcher

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc. | N 3 | | 100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/06 [99]

SEC FILE NO. 50519 [98]

Consolidated [ ] [198]

Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 88,227	200			$ 88,227	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355	29,563	600	29,563	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	84,584	424				
E. Spot commodities		430			84,584	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,046	680	1,046	920
11. Other assets		535	8,323	735	8,323	930
12. TOTAL ASSETS	$ 172,811	540	$ 38,932	740	$ 211,743	940

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc. as of 12/31/06

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable	$	1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114		1315		1560
B. Other	13,958	1115		1305	13,958	1540
15. Payable to non-customers		1155		1355		1610
16. Securities sold not yet purchased, at market value				1360		1620
17. Accounts payable, accrued liabilities, expenses and other	41,997	1205		1385	41,997	1685
18. Notes and mortgages payable:						
A. Unsecured		1210				1690
B. Secured		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1 (d)) of $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. Includes equity subordination (15c3-1 (d)) of $ [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES	$ 55,955	1230	$	1450	$ 55,955	1760

Ownership Equity

21. Sole proprietorship		$	1770
22. Partnership (limited partners	$ [1020])		1780
23. Corporation:			
A. Preferred stock			1791
B. Common stock		100	1792
C. Additional paid-in capital		10,250	1793
D. Retained earnings		145,438	1794
E. Total		155,788	1795
F. Less capital stock in treasury		( )	1796
24. TOTAL OWNERSHIP EQUITY		$ 155,788	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 211,743	1810

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.

For the period (MMDDYY) from 01/01/06 [3932] to 12/31/06 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item	Amount	Code
1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	3935
b. Commissions on listed option transactions		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts	6,134	3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	1,283,951	3995
9. Total revenue	$ 1,290,085	4030

EXPENSES

Item	Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers	$	4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers		4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements [4070]		
14. Regulatory fees and expenses	2,178	4195
15. Other expenses	1,187,116	4100
16. Total expenses	$ 1,189,294	4200

NET INCOME

Item	Amount	Code
17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)	$ 100,791	4210
18. Provision for Federal income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal income taxes of [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal income taxes of [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items	$ 100,791	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ N/A	4211

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2005	$100	$ -	$ 52,775	$ 52,875
Net income	-	-	100,791	100,791
Capital contributions	-	10,250	-	10,250
Distributions	-	-	(8,128)	(8,128)
Balance at December 31, 2006	$100	$10,250	$145,438	$155,788

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$100,791
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	481
Unrealized gain on marketable securities	(6,134)
Increase in receivables	(23,788)
Increase in other assets	(500)
Decrease in accounts payable and accrued expenses	(28,915)
Increase in other liabilities	1,653
Net cash provided by operating activities	43,588
Cash flows from investing activities:	
Purchase of marketable securities	(1,946)
Repayment of loan to stockholder	10,000
Net cash provided by investing activities	8,054
Cash flows from financing activities:	
Distributions to stockholder	(8,128)
Net cash used for financing activities	(8,128)
Net increase in cash and cash equivalents	43,514
Cash and cash equivalents, beginning of year	44,713
Cash and cash equivalents, end of year	$ 88,227

Supplemental schedule of noncash investing and financing activities:
The Company recorded capital contributions of $10,250 in connection with the payment of certain accounts payable owed to an affiliated entity wholly owned by the Company's stockholder.

See Independent Auditor's Report and Notes to Financial Statements.

HERITAGE CAPITAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2006

Note 1 - Nature of Operations:

Heritage Capital Group, Inc. (the Company) is a licensed broker-dealer engaged primarily in providing consulting services related to mergers and acquisitions of commercial businesses. The Company also acts as a broker of mutual funds to 401(k) plans, other institutions and high net-worth clients.

Note 2 - Summary of Significant Accounting Policies:

Revenue Recognition

Consulting income is recorded as earned when the services are rendered. Commission income related to mergers and acquisitions is recorded upon the closing of the transaction.

Accounts Receivable

The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Marketable Securities

The Company's investments in marketable securities are reported at fair value, and unrealized gains and losses are included in net earnings.

Property and Depreciation

Office furniture and equipment are recorded at cost. Depreciation of office furniture and equipment is provided using accelerated methods over the estimated useful lives of the assets.

Income Taxes

Effective January 1, 1999, the Company elected S corporation status under the Internal Revenue Code. Accordingly, the Company incurs no income tax obligations and the financial statements do not include a provision for income taxes. Corporate earnings and losses are included in the personal income tax return of the stockholder and are taxed depending on his personal tax strategies. The Company uses the cash basis of accounting for income tax purposes and the accrual basis for financial statement purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements:

Pursuant to the Securities Exchange Act of 1934, the Company, as a registered broker-dealer, is required to maintain a minimum net capital, as defined under such provisions. Regulatory agencies are empowered to restrict the Company's business activities should its net capital ratio, as defined, exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2006, the Company had net capital of $104,168 and a net capital requirement of $5,000. The Company's net capital ratio was .54 to 1 at December 31, 2006. Accordingly, the Company was in compliance with its net capital requirements at December 31, 2006.

Note 4 - Furniture and Equipment:

Furniture and equipment are summarized as follows:

	Use Life	
Office and computer equipment	5-7	$30,049
Furniture and fixtures	5-7	6,761
		36,810
Less accumulated depreciation		(35,764)
		$ 1,046

Depreciation totaled $481 for the year ended December 31, 2006.

Note 5 - Related Party Transactions:

The Company has an agreement with Business Valuation, Inc. (BVI), a corporation wholly owned by the Company's stockholder, in which each company shares rent and certain other occupancy costs related to its common office space. The Company also, at times, incurs certain expenses related to certain BVI analysts providing subcontractor services. Under the agreement, however, the Company is relieved of its share of these costs if such payment would result in the Company's net capital falling below 120% of its minimum requirement under SEC Rule 15c3-1 (See Note 3).

Rent expense incurred under the agreement totaled $51,973 for the year ended December 31, 2006. None of the rent or other shared office expenses were forgiven under its agreement with BVI for the year ended December 31, 2006. At December 31, 2006, the Company owed BVI $31,368 for rent, shared office costs and analysts' subcontractor expenses not yet reimbursed, which is included in accounts payable and accrued expenses.

On May 4, 2005, the Company loaned $10,000 to its sole stockholder. The unsecured note bore interest at 2.5% per annum, payable quarterly, and was due upon demand. The Company's stockholder repaid the loan in July 2006.

Note 6 - Concentrations of Credit Risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company places its cash with high quality financial institutions. Generally, the Company does not require collateral on its customer receivables since it has never experienced, nor does it anticipate, future nonperformance by any of its customers.

For the year ended December 31, 2006, commissions related to three clients' merger and acquisition transactions accounted for approximately 71% of total revenues.

SCHEDULE I

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc. as of 12/31/06

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 155,788	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			155,788	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 155,788	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 38,932	3540		
	B. Secured demand note deficiency		3590		
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(38,932)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 116,856	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities	12,688	3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(12,688)	3740
10.	Net Capital			$ 104,168*	3750

OMIT PENNIES

*Reconciliation of Company's computation of net capital to auditor's computation of net capital:

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	119,734
Haircut adjustment on securities		(633)
Audit adjustments:		
To record additional accrued expenses		(14,933)
Net capital above	$	104,168

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE II

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc. as of 12/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Line	Item		Amount	Code
11.	Minimum net capital required (6-2/3% of line 19)	$	3,730	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14.	Excess net capital (line 10 less 13)	$	99,168	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	98,572	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Item		Amount	Code		Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition				$	55,955	3790
17.	Add:						
	A. Drafts for immediate credit	$		3800			
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
	C. Other unrecorded amounts (List)	$		3820	$		3830
19.	Total aggregate indebtedness				$	55,955	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	53.7	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				%	35.9	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Item		Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24.	Net capital requirement (greater of line 22 or 23)	$		3760
25.	Excess net capital (line 10 less 24)	$		3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE III

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc.

For the period (MMDDYY) from 01/01/06 to 12/31/06

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item				Amount	Code
1. Balance, beginning of period			$	52,875	4240
A. Net income (loss)				100,791	4250
B. Additions (Includes non-conforming capital of	$	4262	)	10,250	4260
C. Deductions (Includes non-conforming capital of	$	4272	)	(8,128)	4270
2. Balance, end of period (From item 1800)			$	155,788	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item		Amount	Code
3. Balance, beginning of period	$	N/A	4300
A. Increases			4310
B. Decreases			4320
4. Balance, end of period (From item 3520)	$	N/A	4330

OMIT PENNIES

See Independent Auditor's Report and Notes to Financial Statements.

SCHEDULE IV

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Heritage Capital Group, Inc. **as of** 12/31/06

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1			4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm	4335		4570
D. (k) (3)—Exempted by order of the Commission			4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	N/A 4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

See Independent Auditor's Report and Notes to Financial Statements.

HARBESON, BECKERLEG & FLETCHER
CERTIFIED PUBLIC ACCOUNTANTS
637 PARK STREET
JACKSONVILLE, FLORIDA 32204
(904) 356-6023
TELECOPIER (904) 353-5836

E. COBB HARBESON
JOHN C. FLETCHER, JR.
RAYMOND Z. BATEH
M. RONALD HARGRAVES, JR.

MEMBERS OF
THE AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 20, 2007

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Heritage Capital Group, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, recordation of differences required by Rule 17a-13 and complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except for:

> The size of the business and limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Heritage Capital Group, Inc. for the year ended December 31, 2006, and this report does not effect our report thereon dated February 20, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

To the Board of Directors and Stockholder of
Heritage Capital Group, Inc.
February 20, 2007
Page Three

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harbeson, Beckerleg & Fletcher

END